Boston   Brussels   Chicago   Düsseldorf   Houston   London   Los Angeles   Miami   Milan
Munich   New York   Orange County   Rome   San Diego   Silicon Valley   Washington, D.C.
Strategic alliance with MWE China Law Offices (Shanghai)
Barbara A. Jones Attorney at Law bjones@mwe.com +1 617 535 4088

VIA EDGAR

May 14, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, DC  20549

Attention:  Larry Spirgel, Assistant Director

Re:	China Networks International Holdings Ltd.
Amendment No. 1 to Registration Statement on Form S-4/A
Filed April 16, 2009
File No. 333-157026

Alyst Acquisition Corp.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed April 16, 2009
File No. 001-33563

Dear Mr. Spirgel:

On behalf of China Networks International Holdings Ltd. (“CN Holdings”) and Alyst Acquisition Corp. (“Alyst” and, together with CN Holdings, the “Companies”), we hereby submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Companies’ response to comments received from the Staff set forth in the letter, dated April 24, 2009 (the “Comment Letter”), relating to the above-referenced filings on behalf of the Companies (together, the “Filing”).  In addition, CN Holdings is filing today with the Commission Amendment No. 2 to the Form S-4 and Alyst is filing Amendment No. 2 to its Preliminary Proxy Statement.

For the convenience of the Staff, we have restated in this letter each of the Staff’s comments as set forth in the Comment Letter and numbered each of its responses to correspond therewith.  Under separate cover, we are delivering to the Staff today five courtesy copies of this letter and marked copies of the amended Form S-4 to facilitate the Staff’s review.

U.S. practice conducted through McDermott Will & Emery LLP.
28 State Street Boston Massachusetts 02109-1775  Telephone: +1 617 535 4000  Facsimile: +1 617 535 3800   www.mwe.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

General

1.
We note the header "Confidential Treatment Requested" on your response letter dated April 16, 2009. Confidential treatment for your entire response letter is not appropriate. Please resubmit this response letter and remove the header. You may omit the annexes, but please supplementally provide us hard copies of these annexes. With respect to this information to be provided supplementally, you may request confidential treatment pursuant to Rule 83. If you seek confidential treatment with respect to some or all of these materials, please provide a cover letter requesting confidential treatment for such materials.

Response to Comment 1:

The Companies’ response letter dated April 16, 2009 was revised and re-filed with the Commission via EDGAR on April 30, 2009 in accordance with the Staff’s comment.  In addition, hard copies of the annexes were supplementally delivered to the Staff, in care of Ms. Celeste Murphy on April 30, 2009.

Summary, page 1

Material Terms of the Transaction, page 1

2.	Please define "pro forma net income" for purposes of the deferred consideration targets.

Response to Comment 2:

Disclosure has been added on page 1 in response to the Staff’s comment.

Risk Factors, page 11

Alyst may waive one or more of the conditions ..., page 23

3.
We note from page 63 that you have only listed two material conditions to closing that will not be waived without stockholder consent. Please confirm that you will evaluate the materiality of any other waived condition and resolicit stockholder approval if the waiver is material. If you do not believe that the other conditions are material, please include specific disclosure to this effect.

Response to Comment 3:

The Companies respectfully refer the Staff to the existing disclosure in the referenced risk factor on page 23.  Such disclosure specifically states that stockholder consent will be sought with respect to any waiver of a material closing condition.  For the sake of clarity, the Companies have added a cross-reference to the discussion on page 63 which sets forth the various closing conditions.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Unaudited Pro Forma Condensed Combined Financial Statements, page 3

4.	Please comply with our prior comments 19 and 29 based upon your update to the March 31, 2009 financial statements.

Response to Comment 4:

The Companies have complied with prior comment 19 where necessary in the pro forma financial statements.  The Companies advise the Staff that, with respect to prior comment 21, the non-controlling interest was determined in accordance with contractual and other arrangements between the parties, as more fully described in the amended Filing, including as described in Note 1 to the China Networks Media, Ltd., consolidated financial statements for the years ended December 31, 2008 and 2007.

5.
We note your response to prior comment 20. We note that upon your Redomestication Merger to a BVI company, there will be significant differences in the rights of the stockholders.  In this regard, we refer you to the disclosures on pages 76-80. Please tell us in detail how such differences in stockholder rights impact your analysis and conclusion that Alyst is the accounting acquirer.

Response to Comment 5:

In consideration of the Staff’s comment, the Companies have reviewed the disclosure set forth under “Differences of Stockholder Rights” on pages 76-80 and confirm, as stated in such disclosure, that there will not be any material differences between the provisions of Alyst’s charter documents and CN Holdings’ charter documents upon consummation of the Redomestication Merger.  Notwithstanding the foregoing, the Companies re-considered its analysis that Alyst is the accounting acquirer with respect to the contemplated transactions.  In particular, the Companies evaluated stockholder voting rights, notice and meeting requirements, election and term of directors, and the ability to amend the charter documents.  The Companies concluded that the degradation, if any, of the rights of Alyst stockholders would not be sufficient to alter the Companies’ conclusions that the transaction constitutes a forward merger for accounting purposes.

6.
We refer to B. within your response to prior comment 20.  We note your statement that the "Alyst founders will have substantial influence" with the non-insider Alyst public shareholders. Tell us whether there are any agreements or relationships between the founders and any of those non-insider Alyst public shareholders that would constitute a minority ownership group.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Response to Comment 6:

The Companies advise the Staff that there are no agreements or relationships between the Alyst founding stockholders and non-insider Alyst public shareholders that would constitute a minority ownership group.

7.
We refer to your disclosure in the last paragraph on page 7 that "if all 9,000,000 of these shares are issued, the percentage of shares of CN Holdings held by the previous Alyst stockholders would decline to 45%." It is unclear how this disclosure reconciles to A. in your response to prior comment 20, specifically, the third sentence of the evaluation paragraph.

Response to Comment 7:

The Companies advise the Staff that a total of 9 million shares of CN Holdings would be issuable as additional contingent consideration to China Networks Media’s initial shareholders in three independent annual amounts:  year 1 post-closing – 2,850,000 shares; year 2 post-closing – 3,075,000 shares; and year 3 post-closing – 3,075,000 shares, in each case upon the attainment of financial milestones set forth in the Merger Agreement.  Each year is measured separately and it is possible that the financial milestones may be satisfied in any one or more years, but not in all three years, or not at all.  Assuming that all contingent consideration is earned, the percentage of shares in CN Holdings held by former Alyst stockholders would be 63% after year 1, 53% after year 2, and 45% after year 3.  If the financial milestones are not met in any one year, the former Alyst stockholders would retain a shareholding of more than 50%.

With respect to prior Comment 20, the former Alyst stockholders would retain greater than 50% of the CN Holdings voting rights in the first two years post-closing, even if all contingent consideration were earned and issued.  The Companies view this, on balance, as a mitigating factor with respect to “the composition of the governing body such as the board of directors” outlined in the Companies prior response to Comment 20 in which they considered China Networks Media would be the deemed accounting acquirer.

Unaudited Pro Forma Condensed Combined Balance Sheet, pages 35 and 36

8.
We note your response to prior comment 23. Please revise your pro forma balance sheet to give effect to the use of cash for the pay down of promissory notes as triggered by the business combination, or lack thereof as of a specified date. As set forth in Rule 11-02(b)(6) of Regulation S-X, pro forma adjustments shall give effect to events that are directly attributable to the transaction and factually supportable. Please advise or revise.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Response to Comment 8:

The Companies respectfully advise the Staff that the promissory notes are not required to be paid down within 10 days of the consummation of the Business Combination.  As noted on page 118 – 119 (as revised), half of the bridge financing is required to be repaid 18 months after issuance and the other half is required to be repaid 36 months after issuance.  Hence, the Companies do not consider any revision to the unaudited pro forma is necessary on this point.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 37

9.
We note your response to prior comment 24. You should not record the excess purchase price over the cost of assets acquired to acquired program and contractual rights. Please note that you should determine a preliminary estimate of the fair value of your to be acquired program and contractual rights with any excess allocated to goodwill.  Please revise.

Response to Comment 9:

The Companies have modified their preliminary estimate of the fair value of the intangible assets (contractual and program rights) being acquired in the merger transaction to approximate the amounts recorded by China Networks Media in its financial statements for the years ended December 31, 2008 and 2007.  As disclosed in those financial statements, these identical assets had been recently acquired by them and recorded at their fair value in accordance with US GAAP in their audited financial statements.  The remainder has been allocated to goodwill on a preliminary basis in the accompanying pro forma financial statements. Upon the closing of the Business Combination, the board of directors of CN Holdings will consider engaging a firm to prepare a final valuation of the acquired assets and liabilities.  At such time as the valuation is complete, the Companies will adjust the allocation of the purchase price among the acquired assets and assumed liabilities to reflect the final valuation as prescribed by SFAS No. 141.  While the Companies do not anticipate any material changes to this preliminary allocation, material changes may occur.  The principal assets that may be subject to adjustment upon closing are the Contract and Program Rights, or the identification of other intangible assets not previously considered, including goodwill.

10.
Further, as currently presented, it is unclear to us how the fair value of the program and contractual rights acquired during the latter part of 2008, as disclosed in the China Networks Media, Ltd. financial statements on page F-28, could have possibly increased in value to the amount disclosed in the pro forma financial statements on page 35. Please advise.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Response to Comment 10:

The Companies refer the Staff to their response to Comment 9 above.

Comparative Per Share Data, page 42

11.	We note your response to prior comment 31. Please revise to present comparative information based on the latest audited and unaudited balance sheet dates of the deemed accounting acquirer.

Response to Comment 11:

The Comparative Per Share Data has been updated to reflect the latest unaudited data available for the CN Holdings as the deemed accounting acquirer (March 31, 2009) and audited (December 31, 2008) and unaudited (March 31, 2009) data for China Networks Media.

The Alyst Special Meeting, page 45

The Business Combination Proposal page 50

History of Discussions between China Networks Media and Alyst, page 52

12.
Please discuss the basis for the valuation that resulted in the proposed consideration set forth in the letter of intent. For example, disclose if the parties were relying on the projections set forth on page 57 and the acquisition of three TV stations. Aside from the projections, identify any other material quantitative factors that contributed to the valuation. Also discuss the reasons for the increases in the initial merger consideration ultimately set forth in the definitive agreement.

Response to Comment 12:

The Companies have revised the disclosure on page 52 in consideration of the Staff’s comment.

13.
In your description of the January 28, 2009 amendment to the Merger Agreement, please describe the changes in the measurement of pro forma net income and quantify the changes in the earnings thresholds and the reduction in the amount of cash payable upon the exercise of warrants.

Response to Comment 13:

The Companies have added disclosure on page 54 in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Interests of Alyst's Management in the Business Combination, page 55

14.	Please provide additional disclosure regarding the purpose of the Put-Call Option Agreement between Alyst and Mr. Weksel.

Response to Comment 14:

The Companies have added disclosure on page 55 in response to the Staff’s comment, together with conforming disclosure on page 8.

Interests of Chardan Capital Markets and China Networks Media's Management in the Business Combination, page 56

15.	Please quantify the fees to be received by Chardan as a result of the transaction and the value of the merger consideration to be received by Mr. Propper.

Response to Comment 15:

The Companies advise the Staff that disclosure related to Chardan’s fees was included elsewhere in the document; however, for the sake of clarity, the relevant disclosure has been moved to the section referenced by this comment.  Additional disclosure has been included with respect to Mr. Propper’s pro rata share of the merger consideration on page 56.

Alyst's Reasons for the Business Combination and the Recommendation of the Alyst Board, page 56

16.
We note your response to comment 46 in our letter dated February 27, 2009 and your revised disclosure on page 57 regarding your Board's consideration to retain a financial advisor. Please disclose in more detail the consideration the Alyst board gave to whether or not to retain a financial adviser to provide a fairness opinion, including the factors, both positive and negative, the Board discussed. Further, please elaborate on the requisite experience and knowledge the Board possessed on which it believed it could rely to reach the conclusions regarding the advisability and fairness of the merger agreement without obtaining such an opinion.

Response to Comment 16:

The disclosure on page 57 has been expanded in consideration of the Staff’s comment.

17.
We note your response to comment 47 in our letter dated February 27, 2009 and your revised disclosure on page 56 regarding the Skillnet review. It appears that this is a report, opinion, or appraisal that is materially relating to the transaction. Therefore, provide the disclosure required by Form S-4 Item 4(b) and file the report as an exhibit pursuant to Form S-4 Item 21(c).

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Response to Comment 17:

The Companies advise the Staff that the draft SkillNet presentation constituted only one source of due diligence considered by the Board in evaluating the suitability of the proposed transaction.  The Companies consider the disclosure in the first paragraph on page 57 reflects this fact appropriately and highlights the many factors the Board considered.  After further consideration of this issue in light of the Staff’s further comment, the Companies have revised the previously expanded disclosure in the amended Form S-4 to reflect more appropriately the Board’s decision-making process.  As such, the Companies advise the Staff that they do not consider it necessary or appropriate to file the draft SkillNet report as an exhibit to the amended Form S-4.

18.
Although we note that the Alyst board still considers the projections disclosed on page 57 a reasonable basis for the transaction, please provide further context for these projections by disclosing the significance of the abandoned Tai’an station acquisition to these projections. Also quantify how 2007 and 2008 sales and earnings differed from the projections.

Response to Comment 18:

The Companies have revised the disclosure on page 57 in response to the Staff’s comment.

19.	Please describe how the Alyst board determined the multiples of net income cited throughout the paragraph on page 57 immediately below the table of projections.

Response to Comment 19:

The Companies have revised the disclosure on page 57 in response to the Staff’s comment.

Lack of Operating History, page 58

20.
We note your amendment and response to prior comment 50. Please elaborate upon your disclosure to discuss the risks of lack of operating history of China Networks Media and the potential disadvantages of the business combination, including but not limited to feasibility and advisability, and any others.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Response to Comment 20:

The Companies refer the Staff to the section on Risk Factors in which the lack of operating history of China Networks Media and other risks are detailed.  The Companies have added a cross-reference on page 58 to the section on Risk Factors in consideration of the Staff’s comment.

Satisfaction of the 80% Test, page 58

21.
The Alyst IPO prospectus requires the Alyst board to determine that the business acquired by Alyst have a fair market value equal to at least 80% of the trust assets as of the time of the acquisition based upon one or more standards generally accepted by the financial community. Please explain how the board concluded that the standards applied were generally accepted by the financial community. In particular, please address the date the board made this determination relative to the anticipated date of the acquisition, the fact that the board conducted its analysis based on projections based in part on operating assets (the Tai’an station) that will not be acquired, and the fact that the board did not consider actual 2008 net income which was substantially below projections.

Response to Comment 21:

The Companies have expanded the disclosure on page 58 in response to the Staff’s comment.

Material United States Federal Income Tax Considerations, page 66

22.
We have reviewed the draft tax opinion provided as Annex 4 to your response letter dated April 16, 2009. It is insufficient for counsel to opine that the discussion in the proxy statement/prospectus is an accurate summary. Counsel must opine on the material U.S. federal tax consequences of the transaction. You may either file a long-form tax opinion as exhibit 8 and summarize such opinion in the proxy statement/prospectus or file a short-form tax opinion as exhibit 8 confirming that the proxy statement/prospectus disclosure represents the opinion of counsel.  In either case, indicate in the proxy statement/prospectus that your disclosure in this section represents the opinion of counsel or a summary thereof, as the case may be.

Response to Comment 22:

The Companies respectfully submit that counsel’s opinion (which is an opinion rendered to the Company) in the form previously provided supplementally to the Staff satisfies the interest of the Commission that the statements in the proxy statement/prospectus under the heading “Material United States Federal Income Tax Considerations” have appropriate support.  As set forth in counsel’s opinion, the disclosure made by the Companies in the proxy statement/prospectus is an accurate summary of the applicable federal income tax law and material federal income tax consequences generally associated with the contemplated transactions.  As indicated in the disclosure, many of the consequences described can vary depending upon the tax posture of the individual stockholder.  The Companies further respectfully submit that the approach proposed by counsel in this case is consistent with general practice and the Commission’s rules relating to proxy statements/prospectuses.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Information About China Networks Media, page 89

Overview, page 89

23.
We note your disclosure about a two-year compound growth rate of 15% for 2006 and 2007. Please disclose a growth rate including 2008 results and clarify whether you are referring to revenues, net income, or another measure.

Response to Comment 23:

The Companies have revised the disclosure on page 89 to account for a three-year compound growth rate, as measured by revenues, for 2006-2008.

Media Sales, page 95

24.
We note your disclosure in the second paragraph on page 96 that China Networks Media's National Client Service Centers retains commissions in connection with its "back-to-back" contracts with the JV Cos. Please clarify whether China Networks Media derives any revenues independently and not through its participation in the JV Cos.

Response to Comment 24:

The Companies advise the Staff that, based upon information received from China Networks Media, the National Client Service Centers have not derived any independent revenues to date.  Clarifying disclosure has been added on page 95.

Significant Customers, page 96

25.
Please explain the terms of Kunming JV’s relationship with these significant customers. If these customers do not have any obligation to purchase additional advertising, please confirm this through disclosure.

Response to Comment 25:

Disclosure has been added on page 96 in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

PRC Corporate Structure, page 96

26.
We note your response to comment 65 in our letter dated February 27, 2009. Please disclose any material termination provisions or limited terms of the agreements among ANT and the trustees of Hetong which establish China Networks Media's control over Hetong.

Response to Comment 26:

Disclosure has been added on page 96 in response to the Staff’s comment.

27.
Please describe the terms of the equity joint venture contracts governing the JV Tech Cos and JV Ad Cos, including termination provisions. In addition, it appears that exhibits 10.15 and 10.20 are the joint venture agreements regarding the JV Tech Cos. Please tell us whether there are separate agreements establishing the JV Ad Cos and why you have not filed these agreements as exhibits.

Response to Comment 27:

Disclosure has been added on page 98 in response to the Staff’s comment.

Supplementally, the Companies advise the Staff that, consistent with the requirements of PRC law and PRC market practice, there are no separate joint venture agreements among the domestic JV Ad Cos.  The Companies have added disclosure to clarify this point.

Corporate Structure for China Networks Media, page 97

28.	We note your response to prior comment 67. Please define Turnover Taxes as referred to in your response.

Response to Comment 28:

The Companies advise the Staff that “Turnover Taxes” refers to sales taxes.

China Networks Media Limited's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 102

Overview, page 102

29.	Please briefly describe the status and proposed terms of your letter of intent with Zhuhai TV.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Response to Comment 29:

The requested disclosure has been added on page 103 under “Recent Developments.”

Results of Operations, page 112

30.
In your initial filing, it appears that you provided more detail about the drivers of revenues and cost of revenues of the TV stations when comparing results for the first nine months of 2008 against the first nine months of 2007. Please discuss the most significant factors, aside from the impact of Kunming TV station operations being transferred to the JV Co as of October 1, 2008, that impacted the revenues and costs of revenues of the TV stations in 2008.

Response to Comment 30:

The referenced disclosure has been revised on page 113 in response to the Staff’s comment.

Liquidity and Capital Resources, page 118

31.
In the fourth bullet-point of the list of obligations on page 118, you disclose that half of the bridge financing is required to be repaid 18 months after issuance and the other half is required to be repaid 36 months after issuance. However, on page 119 you disclose that all outstanding principal and accrued interest will be due 10 days following the consummation of the business combination. Please revise accordingly and disclose the total amount that will be required to be repaid within 10 days following the consummation of the business combination.

Response to Comment 31:

The disclosure on page 119 has been conformed to that on the prior page.  The Companies advise the Staff supplementally that, since the Business Combination was not consummated by March 31, 2009, no payments are due on the bridge financing within 10 days of closing of the Business Combination.

32.
Disclose whether China Networks Media is currently engaged in any financing efforts in connection with the Zhuhai TV letter of intent or expects to engage in any such efforts prior to the consummation of the business combination.

Response to Comment 32:

The Companies advise the Staff that China Networks Media is still conducting due diligence on the Zhuhai TV opportunity.  As a result, there are no immediate plans to seek third-party financing.  Clarifying disclosure has been added on page 118.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Directors and Management, page 125

33.
We note your revisions in response to comment 80 in our letter dated February 27, 2009. Please explain to us why you did not include disclosure with respect to Mr. Liu Rui. We note that he is identified as part of the management team in the most recent investor presentation filed pursuant to Rule 425.

Response to Comment 33:

The requested disclosure has been added on page 126.

Executive Compensation, page 129

34.
Please provide the disclosure required by Regulation S-K Item 402 with respect to China Networks Media for fiscal 2008. If China Networks Media did not pay any compensation of any kind in 2008, please confirm through disclosure.

Response to Comment 34:

The Companies have added disclosure clarifying that no amounts were paid to China Networks Media’s management team in fiscal 2008.

Certain Relationships and Related Transactions, page 131

35.
Please provide the disclosure required by Regulation S-K 404 with respect to any transactions between China Networks Media and any of its related parties who will serve as a director or officer following the business combination. Refer to Form S-4 Item 18(a)(7)(iii).

Response to Comment 35:

The Companies have revised the disclosure on page 132 with respect to Kerry Propper and have added disclosure relating to fees paid to Chardan Capital in 2008.

Beneficial Ownership of Securities, page 133

Security Ownership of the Combined Company after the Redomestication Merger and the Business Combination, page 136

36.
We note that the percentage ownership column to this table is calculated based on the fully-diluted (i.e. including shares underlying all outstanding warrants) number of outstanding shares. Please revise this table so that each individual's or group's ownership amount and percentage include shares underlying warrants that such individual or group has the right to acquire within 60 days, but not any shares underlying warrants held by any other persons.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Response to Comment 36:

The table on page 137 has been revised in accordance with the Staff’s comment.

37.
Your disclosure in this table and on the second to last paragraph on page 138 seems to indicate that Medialnv and Mr. Propper will receive all of the initial ordinary share merger consideration of 2,880,000 ordinary shares. Please revise or explain.

Response to Comment 37:

The disclosure in the table on page 137 and in the referenced paragraph on page 138 has been revised in response to the Staff’s comment.

China Networks Media, Ltd. Financial Statements

Consolidated Statements of Cash Flows, page F-31

38.
We note your purchase of program rights included within investing activities. It is unclear what this purchase relates to. In this regard, we note that you have not recorded any significant program rights in your balance sheet or significant programming expense in your statement of operations for this period. Further, it appears that all of your intangible assets reported in your balance sheet as of December 31, 2008 were contributed by the non-controlling interest per your supplemental disclosure of cash flow information. Please advise or revise.

Response to Comment 38:

The Companies advise the Staff that “Purchase of program rights” has been revised to “Purchase of program rights and contractual relationship.”  The line “Intangible assets contributed by non-controlling interest” of the supplemental disclosure of cash flow information has been deleted, as it is no longer applicable due to the change of joint venture formation accounting.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies, page F-35

Revenue Recognition, page F-35

39.
We note that your income statement presentation includes separate line items for gross revenues, agency commissions, and net revenues, It appears that these agency commissions arise from contractual arrangements between the company and certain advertising agencies pursuant to which the company grants those agencies a stipulated "discount" from the company's published rates. The agency commissions represent those discounts. We believe it would be more appropriate for you to present only net revenue, and disclose the agency commissions either parenthetically or in the footnotes, if you believe that information is useful and meaningful to investors. We think you should adopt this revised presentation. Alternatively, if you believe your current presentation is appropriate, please explain why and include references to supporting authoritative literature.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Response to Comment 39:

The income statement has been revised in accordance with the Staff’s comment.

Cost of Revenue, page F-35

40.
With respect to your costs to buy back certain advertising time slots sold to agency companies, tell us in detail about your accounting for the sale and subsequent buy back of these time slots.  Also, tell us whether you previously recognized revenue related to the sale of the advertising time sold to agency companies. If so, tell us:

●	How the television stations deemed that their accounting for revenues from such arrangements was appropriate.

●	Whether the cost of the buy-back of certain advertising time-slots previously sold to agency companies approximated the revenues recognized.

Response to Comment 40:

The Companies advise the Staff, following consultation with China Networks Media, as follows:

Certain advertising time slots are sold to agency companies at a fixed price according to agency contracts. At each period end, agency companies are obligated to pay China Networks Media for the prices of their time slots in the period, and China Networks Media recognizes revenue accordingly. Occasionally, China Networks Media needs to buy back certain time slots sold to agencies to broadcast advertisement of its own advertisers. The buyback prices are negotiated between China Networks Media and agency companies on a case by case basis; and generally, the cost of the buyback is more than the price sold to agency companies. As a result, China Networks Media considers the sale of time slots to agency companies and any subsequent buyback to be separate transactions.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Note 4 - Program Rights, page F-35
Note 7 - Program Rights and Intangible Assets, net, page F 39

41.
We note your responses to prior comments 87-88.  Please disclose the WACC that you derived using the Capital Asset Pricing Model and your consideration of any market risk premiums in your valuation of program rights. Also, tell us how you determined the fair value of the Exclusive Contractual Relationship to operate the PRC TV Stations' advertising businesses and why it is appropriate to assign the residual consideration to such relationship as a result of China Networks' acquisitions.  Further, please explain why the value assigned to program rights is minimal compared to the amount assigned to the exclusive contractual relationship.

Response to Comment 41:

The Companies advise the Staff that China Networks Media’s management (“Management”) calculated a Weighted Average Cost of Capital (WACC) of 12.7%.  The WACC calculation includes a market risk premium estimate of 7.40%.  The market risk premium estimate is based on the Ibbotson Associates “Stocks, Bonds, Bills and Inflation” data.

Management determined that while the form of the joint venture arrangements called for transfer of certain program rights from the PRC TV Stations to the JV Tech Cos as its initial contributed capital on formation, the substance of the arrangements must be viewed in connection with certain other agreements (specifically the Exclusive Cooperation Agreement) that were executed between the parties at of near the date of formation.  Through negotiation between the Company and the PRC TV Stations, the parties agreed that the value of the Company’s 50% interest in the JV Tech Cos’ exclusive right to operate the advertising businesses for a specified period of time (30 years for Yellow River JV Tech Co and 20 years for Kunming JV Tech Co) and for the transfer of certain program rights to the JV Tech Cos was RMB 195,000,000 (approximately $28,470,000).  The Company’s capital contributions to the JV Tech Cos are subsequently paid by the JV Tech Cos to the PRC TV Stations in accordance with the Asset Transfer Agreements.

As a result of the numerous arrangements described above, management determined that the exclusive right to operate the advertising business and the program rights represented separate assets of the JV Tech Cos.  In arriving at their respective fair values, management determined that it was appropriate to assign the residual value (after assigning fair value to the program rights) to the exclusive cooperation agreement since the arrangements were negotiated in good faith by separate market participants during the formation of the JV Tech Cos.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Note 19 - Subsequent Event, Page F-45

42.
Tell us whether there have been any further developments with respect to your letter of intent with Zhuhai TV Station. Also, tell us how you evaluated whether you should present the financial statements of the advertising business of Zhuhai.

Response to Comment 42:

The Companies are informed that Zhuhai TV Station is working on the preparation of their historical financial statements, the audit of which is expected to commence during May 2009. The financial statements of the advertising business of Zhuhai will not be prepared unless and until the framework agreement is signed.

Kunming Television Station - Advertising Center and Yellow River Television Station – Advertising Center Financial Statements

Note 4 - Summary of Significant Accounting Policies

(g) Cost of Revenues, page F-56

43.
We note that agency commissions are included within cost of revenue in the carve-out financial statements. It appears that such amounts should be netted against revenues and reported as such on the face of the statements of operations. If you believe that additional information is useful and meaningful to investors, you may disclose the agency commissions either parenthetically or in the footnotes.

Response to Comment 43:

The financial statements have been revised in accordance with the Staff’s comment.

Note 3 - Prior Period Adjustments, pages F-70-F-71

44.
We note your response to prior comment 99 and reissue the subject comment in part. Tell us in more detail about the suspended broadcasting time and the related impact on your statements of operations. For example, what exactly is suspended broadcasting time? Did the restatement reduce revenues previously recognized? Also, tell us:

●	how frequently broadcasting had been and is expected to be suspended,

●	what controls you have implemented. to ensure that delivery of service has occurred prior to recognizing revenues and

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

●	how you currently factor the probability of suspended broadcasting time in your measurement of revenues.

Response to Comment 44:

The Companies advise the Staff, following consultation with China Networks Media, as follows:

The PRC television stations use cash basis accounting. In the process of converting from cash basis accounting to the accrual basis, the Advertising Centers initially used contract values to recognize revenue. However, China Networks Media subsequently learned that not all the advertisements listed in the contracts were actually aired according the schedule stipulated in contracts due to major political events, natural disasters and other force majeure events, a decline of audience ratings impacting the contract customer’s advertising broadcasting, and a small number of customers adjusting their adverting broadcasting strategy to reduce or suspend their adverting broadcasting time due to their product’s sales performance or the quality of their product.

Therefore, the restatement reduced the previously recognized revenue for the advertisements which were not aired according to contracts, or so-called suspended broadcasting time.  China Networks Media now recognizes revenue when advertisements are actually broadcast, which is evidenced by the daily broadcast program and advertisement schedules of the television station. Advertising contracts are not factors of revenue recognition and suspended advertisements are not recognized in revenue.

Due to the occurrence of the above-mentioned factors, it is not possible to quantify the expected frequency of advertising suspensions.  To date, the suspended broadcasting time has no impact on China Networks Media’s measurement of revenues, insomuch as the daily actual broadcast schedule is utilized as the evidence of revenue recognition.

45.	We note your response to prior comment 100. Tell us and disclose the nature and terms of one-off program licenses, their respective amortization periods, and your basis for valuation.

Response to Comment 45:

One-off program licenses were certain television programs acquired by the PRC TV stations in 2006 for the right to broadcast during the license period, which is normally two years.  In preparing the 2007 carve-out financial statement of the Advertising Centers, amortization expense of these program licenses in 2007 was omitted. This is a non-recurring error.  China Networks Media amortizes the purchase cost of television programs over the license period upon receipt of programs.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Registration Statement on Form S-4

Part II - Information Not Required in Prospectus

Item 21. Exhibits, page II-2

46.	We have reviewed the draft legality opinion provided as Annex 5 to your response letter dated April 16, 2009. Please make the following changes to this opinion:

●
The opinion should cover the securities registered for issuance pursuant to the registration statement. Please revise to eliminate the references to merger consideration and also to include all securities, including units, being registered for issuance pursuant to the registration statement.

●	Please delete or revise the assumption in Section 3.7 as this appears to be an inappropriate assumption related to the legal effect of the redomestication merger.

●	Please delete or revise the phrase in Section 4.4 "against payment in full of the consideration" since no consideration will be paid for most of the securities covered by the opinion

Additionally, please advise us how Maples and Calder is able to opine that the warrants will be binding if, as stated in Section 4.5, the warrant agreement is and will continue to be governed by the law of the State of New York.

Response to Comment 46:

The referenced opinion has been revised in accordance with the Staff’s comment and is being provided to the Staff in draft form under separate cover.  Supplementally, the Companies advise the Staff that Maples and Calder is not opining on the validity of the warrants under New York law.  The opinion set forth in paragraph 4.5 is with regard to the laws of the British Virgin Islands, that is, under BVI law the redomestication to the BVI will not alter the governing law of the warrants or the Warrant Agreement and, as a result of the merger, CN Holdings will be the obligor under the Warrant Agreement.  The opinion specifically states that it is limited to matters of BVI law.

47.	We note that most of the exhibits 10.9 through 10.20 still contain blank appendices or similar attachments. Please explain to us why this is the case.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 13, 2009

Response to Comment 47:

The Companies have re-filed the referenced exhibits with the related schedules or appendices.  The Companies have, under separate cover, sought confidential treatment of certain of the information contained in such schedules or appendices.

*           *           *

The Companies respectfully request that further questions or comments from the Staff be delivered as soon as practicable in light of the Companies timetable to receive clearance on the Filings from the Commission no later than May 26, 2009, in order to allow sufficient time for printing and mailing of the proxy statement/prospectus to Alyst’s stockholders for the Special Meeting.  The Companies anticipate that the steps necessary to complete the Redomestication Merger and the Business Combination after the Special Meeting will take approximately one week if stockholder approval is received.  Pursuant to its amended and restated certificate of incorporation, Alyst must dissolve if the Business Combination is not completed by June 29, 2009.

On behalf of the Companies, we very much appreciate the Staff’s continued assistance and cooperation in connection with the review of the Filing and consideration in light of the Companies’ timetable for the Special Meeting.  Questions regarding the above responses or related disclosures may be addressed to the undersigned at 617-535-4088 or Peter Rooney at 212-547-5875.

Respectfully Submitted on behalf of the Companies,

/s/Barbara A. Jones

(Attachments)

cc:	Celeste M. Murphy, Legal Branch Chief, Division of Corporation Finance
    Kathryn Jacobson, Staff Accountant, Division of Corporation Finance
    Kyle Moffatt, Accountant Branch Chief, Division of Corporation Finance
    Jay Knight, Staff Attorney, Division of Corporation Finance
    Michael E. Weksel, Chief Operating Officer & Chief Financial Officer,
    Alyst Acquisition Corp.; Chief Financial Officer, China Networks Media Ltd.